Exhibit 3.8

MTY FOOD GROUP INC.
MATERIAL CHANGE REPORT
(Form 51-102F3)

1.	Name and Address of Company

MTY Food Group Inc. (“MTY”) 8150 autoroute Transcanadienne, suite 200 St-Laurent, Quebec H4S 1M5

2.	Date of Material Change

December 11, 2017.

3.	News Release

A news release disclosing the material change was filed and disseminated via the facilities of a recognized news service on December 12, 2017.

4.	Summary of Material Change

On December 12, 2017, MTY and Imvescor Restaurant Group Inc. (“IRG”) announced that they had entered into a definitive combination agreement (the “Agreement”) under which a wholly owned subsidiary of MTY will acquire all of the outstanding IRG common shares (the “Shares”) for $4.10 per Share, representing a total consideration of approximately $248 million, subject to customary closing conditions including receipt of regulatory and IRG shareholder approvals (the “Transaction”).

5.	Full Description of Material Change

On December 12, 2017, MTY and IRG announced that they had entered into the Agreement under which a wholly owned subsidiary of MTY will acquire all of the outstanding Shares for $4.10 per Share, representing a total consideration of approximately $248 million, subject to customary closing conditions including receipt of regulatory and IRG shareholder approvals.

Under the terms of the Transaction, IRG shareholders will receive an aggregate consideration which will consist of approximately 20% in cash and approximately 80% in MTY common shares. The purchase price per Share implies a premium of 13.3% to the unaffected 10-day volume weighted average price on October 26, 2017 (the day prior to IRG's press release regarding its receipt of a non-binding indication of interest from a third party).

Under the terms of the Transaction, IRG shareholders will receive approximately $50 million in cash and the remainder in common shares of MTY, equivalent to $0.8259 in cash and 0.0626 common share of MTY for each Share held, such that the aggregate consideration paid to IRG shareholders will consist of approximately 20% in cash and approximately 80% in MTY common shares.

In connection with the Transaction, approximately 3.8 million common shares of MTY will be issued based on a reference price of $52.26 consisting of the 10-day volume weighted average price of the common shares of MTY on December 8, 2017, will represent a pro forma ownership of approximately 15% of the outstanding common shares of MTY upon closing of the Transaction. At which time, IRG will also have one nominee on MTY's Board of Directors.

Transaction Approvals and Special Meeting of IRG Shareholders

The Transaction will be structured as an amalgamation and will be subject to the approval of 66 ⅔% of the votes cast by IRG shareholders present in person or represented by proxy at the special meeting of IRG shareholders expected to be held in February 2018 (the “Special Meeting”). In addition to IRG shareholder approval, the Transaction is subject to regulatory approvals, approval by the TSX for the listing of MTY common shares to be issued, and certain other customary closing conditions.

The board of directors of IRG acting on the unanimous recommendation of its special committee comprised solely of independent directors, has unanimously approved the Transaction and recommends that IRG shareholders vote in favour of the Transaction at the Special Meeting of IRG shareholders. Certain IRG shareholders, including directors and senior officers of IRG, representing approximately 18% of the votes, have entered into support and voting agreements pursuant to which they have agreed to vote all of their IRG common shares in favour of the Transaction at the Special Meeting.

The Agreement between IRG and MTY provides for a non-solicitation covenant in favour of MTY. A termination fee of $8 million is also payable to MTY in certain circumstances. Closing of the Transaction is expected to occur in the first half of calendar year 2018. There is no assurance the Transaction will be completed as described above or at all, or that the anticipated closing date will materialize.

The independent financial advisor to IRG, Ernst & Young LLP, has provided an opinion that, subject to the assumptions, limitations and qualifications set out in such opinion, the consideration to be received by IRG shareholders in connection with the Transaction is fair, from a financial point of view, to such shareholders.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

The name and business telephone number of an executive officer of MTY who is knowledgeable about the material change and this material change report are:
Mr. Eric Lefebvre,
Chief Financial Officer
MTY Food Group Inc.
514-336-8885, ext.288.

9.	Date of Report

December 21, 2017.